Mail Stop 04-06
										April 19, 2005



Mr. T. Curtis Holmes, Jr.
President and Chief Executive Officer
MetaSolv, Inc.
5556 Tennyson Parkway
Plano, TX 75024

RE:	MetaSolv, Inc.
	Form 8-K filed April 11, 2005
            File No. 000-28129

Dear Mr. Holmes,

       We have the following comments with regard to the above referenced filing. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net loss. Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.
2. Provide us with any letter or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. T. Curtis Holmes, Jr.
President and Chief Executive Officer
MetaSolv, Inc.
April 19, 2005
Page 2


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.
The amendment requested in the first comment above should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover the revised disclosures. Any questions regarding the above should be directed to me at (202) 942-2883, or in my absence, to Robert Benton at (202) 942-1811.



										Sincerely,



										Stathis Kouninis
						            			Staff
Accountant


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